Exhibit 99.1

AMARIN CORPORATION ANNOUNCES FIRST PATIENTS ENROLLED
IN TWO PHASE 3 CLINICAL TRIALS ASSESSING AMR101 FOR THE TREATMENT OF
CARDIOVASCULAR DISEASE
-Lowering Triglyceride Levels For At-Risk Patients-

San Francisco, CA, USA, January 11, 2010 – Amarin Corporation plc (NASDAQ: AMRN), a clinical-stage biopharmaceutical company focused on improving the treatment of cardiovascular disease, today announced that first patients were enrolled in the MARINE and ANCHOR Phase 3 clinical trials for AMR101, the Company’s lead product candidate.  These clinical trials are designed to demonstrate that AMR101 lowers triglyceride levels in patients with very high triglycerides (the MARINE Study) and high triglycerides in patients with mixed dyslipidemia being treated with statins (the ANCHOR Study).  It is estimated that over 27 million people in the US have elevated triglyceride levels which are associated with the increased risk of developing coronary artery disease as well being a component of certain other metabolic disorders, such as diabetes and obesity.

AMR101 is an ultra-pure omega-3 form being developed with ethyl ester of eicosapentaenoic acid (ethyl-EPA). Numerous independent studies have demonstrated the safety, tolerability and efficacy of ethyl-EPA in lowering plasma triglycerides in patients with high triglyceride levels of varying degrees of severity.  The single active ingredient (ethyl-EPA) formulation of AMR101 confers potential improvements against earlier-generation omega-3 products.

In the MARINE study, consistent with current medical treatment guidelines, very high triglyceride levels are defined as levels greater than 500 mg/dL.  In the ANCHOR study, also consistent with current medical treatment guidelines, high triglyceride levels are defined as levels equal to or above 200 mg/dL and less than 500 mg/dL.  Both of the Phase 3 trials were granted Special Protocol Assessment (SPA) agreements by the U.S. Food and Drug Administration (FDA) and will run concurrently.

“We are pleased that both of these Phase 3 trials have commenced enrollment,” stated Dr. Declan Doogan, Interim Chief Executive Officer.  “We achieved regulatory and ethical approvals required for these trials and commenced patient enrollment in less than three months following our securing full funding for these trials in October 2009. The fast pace at which these trials have commenced is a tribute to all the people involved and the enthusiasm experts have in the safety and efficacy profile of AMR101.” Dr. Doogan added, “This represents another key step forward in our recently repositioned strategy to focus on cardiovascular drug development. We intend AMR101 to be a best-in-class agent with greater convenience, broader label and a superior lipid-lowering profile to its nearest competitor.”

Clinical Trial Overview

The MARINE Study (Study 16) is  a multi-center, placebo-controlled, randomized, double-blind, 12-week pivotal study to evaluate the efficacy and safety of 2 grams and 4 grams of AMR101 in patients with fasting triglyceride levels greater than or equal to 500 mg/dL. The trial aims to recruit approximately 240 patients from clinical sites in multiple countries (United States, Denmark, Finland, Germany, India, Mexico, The Netherlands, Russia, South Africa, Ukraine and Italy).  The primary endpoint in the trial is the percentage change in triglyceride level from baseline to week 12.  Following completion of the 12-week double-blind treatment period, patients will be eligible to enter a 40-week, open-label, extension period.  Results from the extension period are not required for regulatory approval.

The Principal Investigator of the MARINE Study, Harold Bayes, M.D., Medical Director Louisville Metabolic and Atherosclerosis Research Center, Kentucky, said, “This is likely the largest study of a non-supplement, highly purified omega-3 fatty acid in patients with very high triglycerides. It will provide pivotal evidence of the efficacy and safety of AMR101. The study was designed with input from experts in the field and reviewed by FDA. Although the study is ambitious, the chances of the successful completion of this trial are enhanced because of the involvement of leading research centers around the world.”

The ANCHOR Study (Study 17) is a multi-center, placebo-controlled, randomized, double-blind, 12-week pivotal study to evaluate the efficacy and safety of 2 grams and 4 grams of AMR101 in patients with high triglyceride levels between 200 mg/dL and 500 mg/dL who are on statin therapy. The trial aims to recruit approximately 650 patients  into clinical sites in the United States. The primary endpoint in the trial is the percentage change in triglyceride level from baseline to week 12.

The Principal Investigator of the ANCHOR study, Christie M. Ballantyne, M.D., Methodist DeBakey Heart and Vascular Center, Houston,  Texas, said, “ Mixed dyslipidemia is a common condition affecting over 20 million Americans.  Elevated triglycerides are an independent risk factor and we need to understand the clinical utility of omega-3 fatty acids and how they might differentiate.  This study of AMR101 will contribute significantly to our knowledge of the drug class.”

No prescription omega-3 based drug is currently approved in the U.S. for patients with high triglyceride levels in mixed dyslipidemia being treated on statins.  The Company believes that the results of this trial could lead to approval of AMR101 for a significantly larger market opportunity than is currently approved for similar prescription drugs.

Upon enrollment in these Phase 3 trials, patients will undergo a six to eight week washout period prior to randomization to the 12-week treatment period.  Enrollment in both trials is anticipated to be completed in 2011.

About Amarin
Amarin is a clinical-stage biopharmaceutical company with expertise in lipid science focused the treatment of cardiovascular disease. The Company’s lead product candidate is AMR101 (ethyl icosapentate), has commenced enrollment of patients in two pivotal Phase 3 clinical trials for the treatment of patients with very high triglyceride levels and for the treatment of patients with high triglycerides with mixed dyslipidemia. Both of these Phase 3 trials were designed under Special Protocol Assessment (SPA) agreements with the U.S. Food and Drug Administration (FDA). Amarin also has next-generation lipid candidates under evaluation for preclinical development. For more information please visit www.amarincorp.com.

Contacts:

Investor Contact Information:
John F. Thero
Chief Financial Officer
In US: +1 (860) 572 4979
investor.relations@amarincorp.com

Gitanjali Ogawa
The Trout Group
In U.S. +1 (646) 378-2949
gogawa@troutgroup.com

International Media Contact Information:
Mark Swallow or David Dible
Citigate Dewe Rogerson
In UK: +44 (0)207 638 9571
mark.swallow@citigatedr.co.uk

Disclosure Notice
The information contained in this document is as of January 11, 2010. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. Forward-looking statements, including statements about Amarin's the potential results and timing of clinical trials and the competitive positioning and market opportunity for AMR101, involve substantial risks and uncertainties. You can identify forward-looking statements by the use of words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin's research and development activities; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved and the success with which developed products may be commercialized.. A further list and description of these risks, uncertainties and other matters can be found in Amarin's resale registration statement on Form F-1as filed with the U.S. Securities and Exchange Commission on December 14, 2009.

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